Exhibit 99.88

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

2.	Date of Material Change

August 11, 2011.

3.	Press Release

The Press Release dated August 11, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. reported preliminary production results for the first quarter ended June 30, 2011.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

August 18, 2011.

Schedule “A”

TIMMINS GOLD CORP.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 11, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold Reports First Quarter Production Results
Gold Sales of 17,965 ounces During Quarter
Expansion to 18,000 tonnes per day Complete

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) is pleased to report preliminary production results for the first quarter ended June 30, 2011. The Company sold 17,965 gold ounces during the quarter. This represents a 59% increase in gold sales over the first quarter of fiscal 2011. The Company produced 16,676 gold ounces and 9,089 silver ounces during the quarter.

Category	April – June 2011	April – June 2010	% Change
Ore (Dry tonnes)	1,648,230	905,296	82%
Average Grade (g/t Au)	0.762	0.7180	6%
Waste Mined	4,239,138	4,077,568	4%
Total Mined (tonnes)	5,887,368	4,982,864	18%
Strip Ratio	2.57	4.50	- 43%
Processed Ore	1,239,075	905,296	37%
Average Grade Processed Ore (g/t Au)	0.859	0.718	20%
Gold ounces Recoverable	22,138	14,145	57%
Gold ounces Sold	17,965	11,319	59%
Days	91	91
Average Ore Processed (t/d)	13,616	9,948	37%
Total Mined (t/d)	64,969	54,757	19%

The Company’s production during the quarter was in line with expectations. During July, the Company tested the expansion of the crushing system to 18,000 tonnes of ore per day and since the beginning of August, the Company is quickly reaching this expected target level.

“We are very pleased with progress to date as we look forward to the benefit from the increased crushing capacity of 18,000 tonnes per day as it will allow the mine to operate at an annual production rate of 100,000 ounces of gold per year. We are also in the process of updating our NI 43-101 mineral resource and mineral reserve estimates which when completed will incorporate approximately 85,000 meters of drilling at the San Fransciso mine since last July”, stated Bruce Bragagnolo, CEO of Timmins Gold Corp.